UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                      (Amendment No. 3)*

                           SJW CORP.
     -------------------------------------------------------
                       (Name of Issuer)

                 COMMON STOCK, PAR VALUE $1.042
     -------------------------------------------------------
                 (Title of Class of Securities)

                           784305104
     -------------------------------------------------------
                       (CUSIP Number)

                         George E. Moss
                  Roscoe Moss Manufacturing Company
                        4360 Worth Street
                    Los Angeles, CA  90063
                          (323) 263-4111
     -------------------------------------------------------
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           May 9, 2005
     -------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or
Rule 13d-1(g), check the following box   [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784305104               13D
----------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GEORGE E. MOSS


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a)  [ ]
                                                          (b)  [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     BK
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY            7   SOLE VOTING POWER
                                             1,000,520 (1)(2)(3)

OWNED BY EACH REPORTING                  8   SHARED VOTING POWER
                                             0

PERSON                                   9   SOLE DISPOSITIVE POWER
                                             603,103 (1)(3)

                                        10   SHARED DISPOSITIVE POWER
                                             397,417(2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000,520 (1)(2)(3)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.9% (1)(2)(3)

14   TYPE OF REPORTING PERSON*

     IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 603,103 shares of Common Stock held by George E. Moss, as trustee of the Third Amended and Restated George Edward Moss Revocable Trust dated August 18, 1982.
(2) Includes 397,417 shares of Common Stock held by George E. Moss, as trustee of the John Kimberly Moss Trust dated October 24, 1991, as to which George E. Moss disclaims beneficial ownership.
(3) Does not include 11,872 shares of Common Stock subject to deferred stock units held by George E. Moss.


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NANCY O. MOSS


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a)  [ ]
                                                          (b)  [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     BK
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY            7   SOLE VOTING POWER
                                             594,016(1)

OWNED BY EACH REPORTING                  8   SHARED VOTING POWER
                                             0

PERSON                                   9   SOLE DISPOSITIVE POWER
                                             594,016(1)

                                        10   SHARED DISPOSITIVE POWER
                                             0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     594,016(1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%(1)

14   TYPE OF REPORTING PERSON*

     IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 594,016 shares of Common Stock held by Nancy O. Moss, as trustee of the Nancy O. Moss Revocable Trust dated January 31, 2002.


                           Schedule 13D


Item 1.   Security and Issuer

     This statement relates to the Common Stock, par value $1.042
("Common Stock"), of SJW Corp. (referred to herein as "SJW" or the "Company"). The address of the principal executive office is:

          SJW Corp.
          374 West Santa Clara Street
          San Jose, California  95113

Item 2.   Identity and Background

     (a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on Schedule 13D/A on behalf of George E. Moss and Nancy O. Moss (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by either of the Reporting Persons that such a "group" exists.

     (b)  The address of the Reporting Persons is c/o Roscoe Moss
Manufacturing Company, 4360 Worth Street, Los Angeles, California
90063.

     George E. Moss
     --------------

     (c)  Principal Occupation: Vice Chairman, Roscoe Moss
Manufacturing Company, 4360 Worth Street, Los Angeles, California
90063.

     Nancy O. Moss
     -------------

     (c)  Principal Occupation: Clinical Psychologist, self-employed.

     (d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.
     (f) The citizenship of both Reporting Persons is the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

     The Reporting Persons borrowed $5,040,000 from US Trust Company, NA, for the purpose of acquiring 140,000 shares of Common Stock, to be held as follows:

     Holder                                   Number of Shares
     ------------------------------------------------------------

     George E. Moss, as trustee of the             40,000
     John Kimberly Moss Trust dated
     October 24, 1991

     George E. Moss, as trustee of the             80,000
     Third Amended and Restated George
     Edward Moss Revocable Trust dated
     August 18, 1982

     Nancy O. Moss, as trustee of the              20,000
     Nancy O. Moss Revocable Trust
     dated January 31, 2002

     The terms and conditions of the loan are set forth in a letter agreement with US Trust Company, NA, a copy of which is filed herewith as Exhibit 3 and is hereby incorporated by reference.

Item 4.   Purpose of Transaction

     On May 9, 2005, George E. Moss, as trustee of the John Kimberly Moss Trust dated October 24, 1991 and as trustee of the Third Amended and Restated George Edward Moss Revocable Trust dated August 18, 1982, acquired 40,000 shares of Common Stock and 80,000 shares of Common Stock respectively, for investment purposes.

     On May 9, 2005, Nancy O. Moss, , as trustee of the Nancy O. Moss Revocable Trust dated January 31, 2002, acquired 20,000 shares of
Common Stock for investment purposes.

Item 5.   Interest in Securities of the Issuer

     (a) George E. Moss beneficially owns 1,000,520 shares of Common Stock, representing approximately 10.9% of the outstanding shares of Common Stock of the Company, of which he disclaims ownership of 397,417 shares which he holds as trustee of the John Kimberly Moss Trust dated October 24, 1991. Nancy O. Moss beneficially owns 594,016 shares of Common Stock, representing approximately 6.5% of the outstanding shares of Common Stock of the Company. The Reporting Persons beneficially own as a group 1,594,536 shares, representing approximately 17.4% of the outstanding shares of Common Stock of the Company.

     (b) George E. Moss, as trustee of the Third Amended and Restated George Edward Moss Revocable Trust dated August 18, 1982 has sole voting power and sole power to dispose of 603,103 shares of Common Stock. In addition, George E. Moss, as trustee of the John Kimberly Moss Trust dated October 24, 1991 has sole power to vote and shared power to dispose of 397,417 shares of Common Stock, as to which George
E. Moss disclaims beneficial ownership. Nancy O. Moss, as trustee of the Nancy O. Moss Revocable Trust dated January 31, 2002 has sole voting power and sole power to dispose of 594,016 shares of Common Stock.

     (c) On May 9, 2005, George E. Moss, as trustee of the Third Amended and Restated George Edward Moss Revocable Trust dated August 18, 1982, purchased 80,000 shares of Common Stock from Roscoe Moss Jr., as trustee of the Roscoe Moss Jr Revocable Trust UA 03/24/82.

     On May 9, 2005, George E. Moss, as trustee of the John Kimberly Moss Trust dated October 24, 1991, purchased 40,000 shares of Common Stock from Roscoe Moss Jr., as trustee of the Roscoe Moss Jr Revocable Trust UA 03/24/82. George E. Moss disclaims beneficial ownership of such shares.

     On May 9, 2005, Nancy O. Moss, as trustee of the Nancy O. Moss Revocable Trust dated January 31, 2002, purchased 20,000 shares of Common Stock from Roscoe Moss Jr., as trustee of the Roscoe Moss Jr Revocable Trust UA 03/24/82.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     George E. Moss and Nancy O. Moss are husband and wife.  John
Kimberly Moss is the son of George E. Moss.

     On or about May 9, 2005, George E. Moss, as trustee of the John Kimberly Moss Trust dated October 24, 1991 and as trustee of the Third Amended and Restated George Edward Moss Revocable Trust dated August 18, 1982, and Nancy O. Moss, as trustee of the Nancy O. Moss Revocable Trust dated January 31, 2002 (collectively the "Purchasers"), entered into a Stock Purchase and Sale Agreement with Roscoe Moss Jr., as trustee of the Roscoe Moss Jr Revocable Trust UA 03/24/82 pursuant to which the Purchasers agreed to purchase an aggregate of 140,000 shares of Common Stock of the Company as more fully set forth in the Stock Purchase and Sale Agreement attached hereto as Exhibit 2.

Item 7.   Materials to be Filed as Exhibits


Exhibit 1:  Agreement of Joint Filing


Exhibit 2:  Stock Purchase and Sale Agreement

Exhibit 3:  Letter Agreement with US Trust Company, NA.

Exhibit 4:  Promissory Note


Signatures

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: May 9, 2005
                                     /s/ George E. Moss
                                     ------------------
                                     George E. Moss


Date: May 9, 2005
                                     /s/ Nancy O. Moss
                                     ------------------
                                     Nancy O. Moss





                                Exhibits


Exhibit 1:     Agreement of Joint Filing

Exhibit 2:     Stock Purchase and Sale Agreement

Exhibit 3:     Letter Agreement with US Trust Company, NA

Exhibit 4:     Promissory Note